Exhibit 99.1

China Information Technology, Inc. Announces Second Half and Year End 2013 Results and FY2014 Financial Guidance

SHENZHEN, China, April 15, 2014 /PRNewswire/ -- China Information Technology, Inc. ("CNIT" or the "Company") (Nasdaq: CNIT), a leading provider of integrated cloud-based solutions including Internet-of-Things ("IoT"), public InfoCloud, WeMedia platform, Smart City and other Internet-related services in China, today announced its financial results for the second-half and fiscal year ended December 31, 2013.

Second Half 2013 Financial Highlights

  Revenue decreased by 31.6% YoY to $38.9 million

  Gross profit decreased by 19.0% YoY to $9.6 million

  Operating loss of $67.7 million mainly due to increases in other long-lived assets impairments and bad debt reserves

  Net loss of $68.7 million; adjusted net loss of $5.9 million

  Fully diluted net loss per share of $2.48

  Adjusted fully diluted net loss per share of $0.21

  Cashflow from operations decreased 61.4% to $2.1 million

Full Year 2013 Financial Highlights

  Revenue decreased 11.9% YoY to $76.1 million

  Gross profit decreased 15.7% YoY to $17.3 million

  Operating loss of $119.4 million

  Net loss of $119.2 million; adjusted net loss of $11.2 million

  Fully diluted net loss per share of $4.36;

  Adjusted fully diluted net loss per share of $0.41;

  Cashflow from operations decreased 22.8% to a cash outflow of $11.4 million

Mr. Jianghuai Lin, Chairman and Chief Executive Officer of the Company, commented, "2013 was a challenging year for us as expected. However, we were able to successfully complete our business transition and we are entering 2014 with a whole new outlook and a new business model that will demonstrate our strength in internet-related products and services, including cloud-computing services, IoT, public InfoCloud, and WeMedia, as well as our total solutions in the Smart City market."

"We are excited about the major accomplishments that we have achieved in our strategic areas. In the digital education sector, we had strong growth in our smart EduCloud products which contributed 62.7% of total revenue in FY2013, up from 53.8% in the previous year. During 2013 we secured many pilot projects including, a $4.5 million contract with the educational institutions in Chongqing City, a $3.8 million contract with Luoyang Education Bureau of Henan Province, and a $2.8 million contract with Xinjiang Uyghur Autonomous Region Education Department.

In the public InfoCloud and WeMedia business sector, our products have been widely applied and have gained high customer recognition in the fields of financial, property, weather forecast, media, jewelry retail, education, entertainment, hospitality, train business, healthcare and e-commerce. We expect to scale up our cloud platform by rolling out more internet-enabled display terminals throughout the country. In the IoT area, through the integration of intelligent sensory and recognition, positioning, cloud computing and big data technologies, we have successfully produced wide industry-use IoT applications, which include China's first IoT-based production-line management system and an IoT monitoring application to be used in an elevator environment.

In the Smart City market, we broke away from the disadvantages of traditional project-based system integration by integrating our cloud-computing platform as an integral part of our many Smart City solutions and services. We continued to seek opportunities and secure our leading position in the fields of urban planning, land resource, public security, social management, medical, transportation, and electricity. Furthermore, we were elected as the Chairman of the newly launched Shenzhen City Big Data Industry and Innovation Alliance, members of which also include CCID Consulting, Tencent, Huawei, Shenzhen University, National Supercomputing Centre in Shenzhen (NSCS) and Audaque."

"According to International Data Corporation (IDC), the global cloud-computing industry will reach a $107 billion market size by 2017 and China's Smart City market size reached $10.8 billion in 2013 with an 18% annual growth rate. We believe our successful transition to the internet-based products and services business model will greatly enhance our growth potential and financial performance. As we anticipate regaining business growth in 2014, we expect our total revenue to be in the range of $100 million to $120 million for 2014, and our adjusted net income in the range of $6 million to $8 million, excluding any non-cash expenses as a result of employee stock awards, and amortization of intangible assets and land use rights. In addition, we expect to achieve 50% adjusted net income growth in 2015 and 2016."

Second Half 2013 Results

Revenue

Revenue was $38.9 million, compared to $56.8 million in the same period of 2012, a decrease of $18.0 million, or 31.6% . The decline in total revenue was primarily due to the Company's strategic transition from the traditional IT software and product business to a more internet-focused business model which resulted in significant reduction in government projects and in low-margin IT systems integration projects.

Product sales decreased by $11.8 million, or 35.4%, to $21.4 million in the second half of 2013, as compared to $33.2 million in the same period of 2012. Product sales constituted 55.2% of total revenue during the current period as compared with 58.4% during the prior year. The product sales decrease was primarily due to the Company's strategy of exiting from the traditional DT products and moving into internet-enabled multifunctional display technology. The Company expects the growth in product sales to regain momentum once the traditional vs. internet-enabled technology replacement cycle is complete in 2014.

Software sales decreased by 11.1% to $8.9 million in the second half of 2013, from $10.1 million in the same period of 2012, mainly due to the Company's strategic intention of moving away from government projects which constituted a meaningful portion of its software business. Software sales constituted 23.0% of total revenue, as compared to 17.7% during the prior year.

Sales of system integration services decreased by 41.1% to $7.7 million in the second half of 2013, as compared to $13.1 million in the same period of 2012. As a percentage of revenue, it decreased to 19.9% during the second half of 2013 as compared with 23.1% during the same period of 2012. The decrease in system integration sales was primarily due to the Company's shifting away from the low-end IT system integration projects and focusing more on internet-related products and services.

Other revenue was $763,311 in the second half of 2013, an increase of 72.9%, from $441,612 in the same period of 2012.

Gross Profit and Gross Margin

Cost of revenue decreased $15.7 million, or 34.9%, to $29.3 million in the second half of 2013, from $45.0 million in the same period of 2012. As a result, gross margin was 24.7% in the second half of 2013, an increase of 383 basis points, from 20.8% in the same period of 2012.

The increase in the overall gross margin primarily resulted from the Company's shift from the traditional DT products to the internet-enabled display technologies, which command higher margins, partially offset by in the reduction in governmental software sales, which traditionally had relatively higher gross margins than the other segments.

Administrative Expenses

Administrative expenses increased by $10.1 million, or 26.4%, to $48.3 million in the second half of 2013, from $38.2 million in the same period of 2012. As a percentage of revenue, administrative expenses increased to 124.2% in the second half of 2013, from 67.4% for the second half of 2012.

Notable changes that resulted in increased administrative expenses included: (1) an increase of $10.3 million in provision of accounts receivable; (2) an increase of $6.9 million stock-compensation expenses for the employees; (3) a decrease of $2.8 million of depreciation of property, plant and equipment; and (4) a decrease of $3.1 million in provision for obsolete inventories. The increase in the provision of accounts receivable was mainly due to the continued sluggishness in the Company's government client sector relating to the digital public security business in light of the challenging government fiscal policies.

Research and Development Expenses

Research and development expenses decreased to $1.5 million in the second half of 2013 from $2.2 million in the same period of 2012, a decrease of $0.8 million, or 34.8% . As a percentage of revenue, research and development expenses decreased to 3.7% in the second half of 2013, from 3.9% in the same period of 2012.

Selling Expenses

Selling expenses decreased $1.2 million in the second half of 2013, or 20.0%, to $4.7 million, from $5.9 million in the same period of 2012. This decrease was in line with the decrease in revenues as a result of the Company's strategy in reducing high-risk and low-margin businesses, partially offset by higher expenses related to the Company's efforts to introduce new internet-related products during the period. As a percentage of revenue, selling expenses increased to 12.2% for the second half of 2013, from 10.4% in the same period of 2012.

Impairment of intangible assets and goodwill

In light of the negative impact as a result of the falling economic growth, stringent macro policies, and declining industry trends especially in the traditional hardware display sector, the Company tested its goodwill for impairment during the fourth quarter of 2013 and 2012. After analyzing the various operations and reporting units, the Company came to the conclusion that a goodwill impairment loss was probable, and consequently recognized a goodwill impairment loss of $19.0 million during the second half of 2012 based on its best estimation. There was no further impairment of goodwill recognized in the year of 2013, however, the Company did record an impairment of $2.0 million on identifiable intangible assets during the second half of 2013.

Impairment of property, plant and equipment.

As the Company reduced and terminated many governmental projects in light of the tight fiscal policies and its shift towards the internet-based business model, it examined the property, plant and equipment for possible impairment. Impairment of property, plant and equipment was $20.9 million in the second half of 2013, compared to $11.8 million in the second half of 2012.

Loss from Operations

Loss from operations was $67.7 million in the second half of 2013, compared to a loss of $65.4 million in the same period of 2012.

Net Loss Attributable to the Company

Net loss attributable to the Company decreased by $1.2 million to a loss of $68.7 million in the second half of 2013, from $69.9 million in the same period of 2012.

Cash and Cash Equivalents

As of December 31, 2013, the Company had $11.1 million in cash and cash equivalents, and $10.3 million in restricted cash, as compared to $10.7 million in cash and cash equivalents, and $10.3 million in restricted cash as of December 31, 2012. During the second half of 2013, cash provided by operating activities amounted to $2.1 million, a decrease of 61.4% from $5.6 million in the same period of 2012.

To improve the Company's liquidity, in 2013 it reappraised some of its real estate and plant assets using an international real estate appraisal firm. These assets have been appraised at a market value of RMB 351.3 million (or approximately $57.5 million), which is approximately $33.9 million above their book value, allowing the Company to more easily access additional bank borrowings if there is a future working capital need for faster business expansion.

Full Year 2013 Results

Revenue

Revenue was $76.1 million, compared to $86.4 million for FY2012, a decrease of $10.2 million, or 11.9% . The decrease was primarily due to the Company's conscious effort to transform itself into an internet-focused company, which led it to gradually exit the traditional hardware display business, to restructure its government-related businesses to embody the Smart City macro concept, and to reduce low-margin non-core IT project business.

Product sales increased by $1.0 million, or 2.1%, to $46.6 million for FY2013, as compared to $45.7 million for FY2012. Product sales constituted 61.3% of total revenue during 2013 as compared with 52.9% during 2012. The Company has been successfully replacing the traditional display products with internet-enabled multi-functional products, which is expected to continue to strengthen the Company's internet-focused strategy.

Software sales decreased by $2.4 million, or 13.0%, to $16.2 million for FY2013, from $18.6 million for FY2012. Software sales constituted 21.2% of total revenue during 2013, compared with 21.5% during 2012. The Company has turned away projects and even shut down some ongoing government-related projects which it believes are high-risk and non-core to the Company's long-term strategy in an effort to realign its software-related business with an internet and Smart City focus.

Sales of system integration services decreased by $9.2 million, or 44.0%, to $11.7 million for FY2013, as compared to $20.9 million for FY 2012. As a percentage of revenue, it decreased from 24.2% during 2012 to 15.4% during 2013. In line with the Company's transition strategy, it has been turning away non-core IT projects to focus on internet and Smart City-related businesses.

Other revenue was $1.6 million, an increase of $0.4 million, or 36.9%, as compared to $1.2 million for FY2012.

Cost of revenue and gross profit.

Cost of revenue decreased by $7.0 million, or 10.6%, to $58.9 million, for the year ended December 31, 2013, from $65.9 million for FY2012. As a percentage of revenue, cost of revenue increased to 77.3% during 2013, from 76.3% in 2012. As a result, gross profit as a percentage of revenue was 22.7% for FY2013, a decrease of 104 basis points from 23.7% for FY2012. The decrease in gross profit margins resulted primarily from the Company's deliberate efforts to reduce government-related projects in order to lower collection risk and to focus on internet-related businesses.

Administrative expenses

Administrative expenses increased by $40.1 million, or 76.0%, to $92.9 million for FY2013, from $52.8 million for FY2012. As a percentage of revenue, administrative expenses increased to 122.0% for FY2013, from 61.1% for FY2012. Notable changes that resulted in increased administrative expenses include: (1) an increase of $40.3 million in provision of accounts receivable; and (2) an increase of $6.9 million stock-compensation expenses for the employees. The increase in the provision of accounts receivable was mainly due to the continued sluggishness in the Company's government client sector relating to the digital public security business in light of the challenging government fiscal environment.

Research and development expenses

Research and development expenses decreased by $2.0 million, or 41.1%, to $2.9 million for FY2013, from $5.0 million for FY2012. As a percentage of revenue, research and development expenses decreased to 3.83% for FY2013, from 5.7% in 2012. Such decrease was primarily due to lower spending in government related software research and development.

Selling expenses

Selling expenses decreased by $1.0 million, or 9.9%, to $8.8 million for FY2013, from $9.8 million for FY2012. This decrease was due to the Company's shift towards an internet business model and the reduction in project-oriented government businesses, which tend to have expensive long sales cycles. As a percentage of revenue, selling expenses increased to 11.6% for FY2013, from 11.3% for FY2012.

Impairment of intangible assets and goodwill

There was no impairment of goodwill recognized in the year of 2013, compared to goodwill impairment of $26.8 million in 2012. The Company did record an impairment of $2.0 million on identifiable intangible assets in 2013.

Impairment of property, plant and equipment

As the Company reduced and terminated many governmental projects in light of the tight fiscal policies and its shift towards the internet-based business model, it examined its property, plant and equipment for possible impairment. Impairment of property, plant and equipment increased by $18.2 million to $30.0 million for FY2013, from $11.8 million for FY2012 based on its impairment analysis.

Loss from Operations

Loss from operations was $119.4 million in FY2013, comparing to a loss of $85.7 million in FY2012.

Net loss attributable to the Company

Net loss attributable to the Company was $119.2 million for FY2013, as compared to a net loss of $89.6 million for FY2012.

Cash flow from Operations

During 2013, cash used in operating activities amounted to $11.4 million, an increase from $9.3 million in net cash used in operating activities during 2012.

About Non-GAAP Financial Measures

This press release contains non-GAAP financial measures for earnings that exclude non-cash charges. The Company believes that these non-GAAP financial measures are useful to investors because they exclude non-cash charges that management excludes when it internally evaluates the performance of the Company's business and makes operating decisions, including internal budgeting, and performance measurement, as these measures provide a consistent method of comparison to historical periods. Moreover, management believes these non-GAAP measures reflect the essential operating activities of the Company. Accordingly, management excludes the expense arising from certain non-cash charges when making operational decisions. The Company also believes that providing the non-GAAP measures that management uses to its investors is useful to investors for a number of reasons. The non-GAAP measures provide a consistent basis for investors to understand the Company's financial performance in comparison to historical periods. In addition, it allows investors to evaluate the Company's performance using the same methodology and information as that used by the Company's management. Non-GAAP measures are subject to inherent limitations because they do not include all of the expenses included under GAAP and because they involve the exercise of judgment of which charges are excluded from the non-GAAP financial measure. However, the Company's management compensates for these limitations by providing the relevant disclosure of the items excluded.

Second half and Full Year 2013 Reconciliation of Net Loss and EPS to Exclude Amortization of Intangible Assets, Goodwill Impairment, Employee Stock-based Compensation and Other Asset Write-downs

	Six Months		Twelve Months
	Ended		Ended
	December 31,	December 31,	December 31,	December 31,
	2013	2012	2013	2012
Net loss Attributable to the Company	$(68,720,397)	(69,919,296)	(119,236,823)	(89,630,508)
Employee stock-based compensation	6,900,000	-	6,900,000	-
Amortization of intangible assets and land-use Rights	497,162	596,409	986,390	1,249,538
Impairment of intangible assets and goodwill	2,008,249	19,094,884	2,008,249	26,901,574
Provision for losses on accounts receivable and other current assets	32,532,133	24,894,988	68,212,239	27,882,120
Impairment of property and equipment	20,854,045	11,809,432	29,976,990	11,809,432
Adjusted Net Loss	$(5,928,808)	(13,523,583)	(11,152,955)	(21,787,844)

Weighted Average Number of Shares Outstanding
Basic	27,689,705	27,007,608	27,356,504	27,017,780
Diluted	27,689,705	27,007,608	27,356,504	27,017,780

Loss per share
Basic	$(2.48)	(2.59)	(4.36)	(3.32)
Diluted	$(2.48)	(2.59)	(4.36)	(3.32)

Adjusted loss per share
Basic	$(0.21)	(0.50)	(0.41)	(0.81)
Diluted	$(0.21)	(0.50)	(0.41)	(0.81)

About China Information Technology, Inc.

Headquartered in Shenzhen, China, China Information Technology, Inc., through its subsidiaries and other consolidated entities, provides information technologies and cloud-based business solutions in China. The Company's cloud-based products include Smart EduCloud and Public InfoCloud; IT solutions include geographic information systems (GIS), digital public security technology (DPST), and hospital information systems (HIS). The Company's integrated hardware, software, and cloud-based services serve a variety of customers in the fields of government, education, medical, financial, commercial, communication and individual consumers. To learn more about the Company, please visit its corporate website at http://www.chinacnit.com.

Safe Harbor Statement

This press release includes certain statements that are not descriptions of historical facts, but are forward-looking statements in nature within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements, often identified by the use of forward-looking terminology such as "believes," "expects" or similar expressions, involve known and unknown risks and uncertainties. Such forward-looking statements including statements regarding: the financial outlook of the Company; the ability of the Company to regain profitability and secure future opportunities in the market by adopting new business strategy and leveraging its R&D capabilities and reputation; the ability of the Company to develop new products and new markets successfully; the general ability of the Company to achieve its commercial objectives, including the Company's plan to sustain growth while creating shareholder value; the business strategy, plans and objectives of the Company and its subsidiaries; and any other statements of non-historical information. Although the Company believes that the expectations reflected in these forward-looking statements are reasonable, they do involve assumptions, risks and uncertainties, and these expectations may prove to be incorrect. Investors should not place undue reliance on these forward-looking statements, which speak only as of the date of this press release. The Company's actual results could differ materially from those anticipated in these forward-looking statements as a result of a variety of factors, including those discussed in the Company's periodic reports that are filed with the Securities and Exchange Commission and available on its website (http://www.sec.gov). All forward-looking statements attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by these factors. Other than as required under the securities laws, the Company does not assume a duty to update these forward-looking statements.

For further information, please contact:

China Information Technology, Inc.
Iris Yan
Tel: +86 755 8370 4767
Email: IR@chinacnit.com
http://www.chinacnit.com

CHINA INFORMATION TECHNOLOGY, INC.
CONSOLIDATED BALANCE SHEETS
DECEMBER 31, 2013 AND 2012
Expressed in U.S. dollars (Except for share amounts)

	December 31	December 31
	2013	2012
ASSETS

CURRENT ASSETS
Cash and cash equivalents	$11,083,592	$10,747,998
Restricted cash	10,345,825	10,347,015
Accounts receivable, billed and unbilled, net of allowance for doubtful accounts of $60,699,000 and $29,518,000, respectively	22,716,298	85,958,886
Bills receivable	1,097,025	1,531,772
Advances to suppliers	8,331,149	6,089,210
Amounts due from related parties	508,355	1,212,226
Inventories, net of provision of $1,543,000 and $5,976,000, respectively	15,655,723	16,797,673
Other current assets	10,975,335	8,801,985
Deferred tax assets	498,459	2,297,617
TOTAL CURRENT ASSETS	81,211,761	143,784,382

Deposit for purchase of land use rights	18,237,303	19,085,878
Long-term investments	2,661,385	2,580,096
Property, plant and equipment, net	31,531,027	66,269,320
Land use rights, net	13,222,442	13,122,363
Intangible assets, net	14,307,939	14,416,976
Goodwill	27,719,869	27,622,490
Deferred tax assets	347,264	540,384
TOTAL ASSETS	$189,238,990	$287,421,889

LIABILITIES AND EQUITY

CURRENT LIABILITIES
Short-term bank loans	$58,948,332	$50,813,046
Accounts payable	17,857,866	20,289,783
Bills payable	26,549,982	33,686,488
Advances from customers	4,623,283	3,754,442
Accrued payroll and benefits	2,845,977	2,945,323
Amounts due to related parties	900,350	-
Other payables and accrued expenses	12,544,571	6,907,622
Income tax payable	3,720,807	3,660,926
TOTAL CURRENT LIABILITIES	127,991,168	122,057,630

Long-term bank loans	312,547	74,175
Amounts due to related parties	13,129	12,728
Deferred tax liabilities	742,696	1,263,423
TOTAL LIABILITIES	129,059,540	123,407,956

COMMITMENTS AND CONTINGENCIES
Common stock, par $0.01; shares issued and outstanding at December 31,2013: 725,000 shares	$2,175,000	$-

EQUITY
Common stock, par $0.01; authorized capital 100,000,000 shares; shares issued and outstanding 2013: 28, 641,528 shares, 2012: 27,007,608 shares	309,076	286,326
Treasury stock, 2013: 1,225,311 shares, 2012: 584,231 shares	(4,814,775)	(1,011,091)
Additional paid-in capital	115,668,644	101,261,307
Reserve	14,629,369	14,532,587
Retained (deficit) earnings	(113,513,766)	5,804,023
Accumulated other comprehensive income	25,070,226	21,811,064
Total equity of the Company	37,348,774	142,684,216
Non-controlling interest	20,655,676	21,329,717
Total equity	58,004,450	164,013,933

TOTAL LIABILITIES AND EQUITY	$189,238,990	$287,421,889

CHINA INFORMATION TECHNOLOGY, INC.
CONSOLIDATED STATEMENTS OF (LOSS) INCOME
YEARS ENDED/SECOND HALF ENDED DECEMBER 31, 2013 and 2012
Expressed in U.S. dollars (Except for share amounts)

	Six Months Ended		Year Ended
	December 31,	December 31,	December 31,	December 31,
	2013	2012	2013	2012
Revenue – Products	$21,438,922	$33,202,305	$46,649,847	$45,690,706
Revenue – Software	8,947,032	10,067,396	16,172,885	18,597,383
Revenue – System integration	7,713,047	13,102,545	11,701,929	20,905,251
Revenue – Others	763,311	441,612	1,620,723	1,184,115
TOTAL REVENUE	38,862,312	56,813,858	76,145,384	86,377,455

Cost – Products sold	18,225,267	29,792,900	38,829,515	40,119,790
Cost – Software sold	5,087,725	4,535,867	10,309,838	8,904,134
Cost – System integration	5,477,905	10,207,644	8,477,128	15,964,817
Cost – Others	481,773	435,052	1,253,759	889,234
TOTAL COST	29,272,670	44,971,463	58,870,240	65,877,975

GROSS PROFIT	9,589,642	11,842,395	17,275,144	20,499,480

Administrative expenses	48,283,015	38,270,058	92,930,409	52,800,320
Research and development expenses	1,457,505	2,234,133	2,915,641	4,951,166
Selling expenses	4,727,670	5,911,442	8,820,434	9,786,220
Impairment of property, plant and equipment	20,854,045	11,809,432	29,976,990	11,809,432
Impairment of intangible assets and goodwill	2,008,249	19,094,884	2,008,249	26,901,574
LOSS FROM OPERATIONS	(67,740,842)	(65,477,554)	(119,376,579)	(85,749,232)

Subsidy income	2,196,207	1,097,791	3,063,005	1,709,246
Other income (loss), net	439,852	(1,804,096)	1,097,233	(1,466,789)
Interest income	287,344	221,978	460,381	343,289
Interest expense	(2,911,020)	(2,644,344)	(5,553,522)	(4,646,818)
LOSS BEFORE INCOME TAXES	(67,728,459)	(68,606,225)	(120,309,482)	(89,810,304)

Income tax expense	(1,484,995)	(1,385,927)	(1,896,545)	(812,254)
NET LOSS	(69,213,454)	(69,992,152)	(122,206,027)	(90,622,558)

Less: Net loss attributable to the non-controlling interest	493,057	72,856	2,969,204	992,050

NET LOSS ATTRIBUTABLE TO THE COMPANY	$(68,720,397)	$(69,919,296)	$(119,236,823)	$(89,630,508)

Weighted average number of shares outstanding
Basic	27,689,705	27,007,608	27,356,504	27,017,780
Diluted	27,689,705	27,007,608	27,356,504	27,017,780

Loss per share - Basic and Diluted
Basic - Net loss attributable to the Company's common stockholders	$(2.48)	$(2.59)	$(4.36)	$(3.32)
Diluted – Net loss attributable to the Company's common stockholders	$(2.48)	$(2.59)	$(4.36)	$(3.32)

CHINA INFORMATION TECHNOLOGY, INC.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE (LOSS) INCOME
YEARS ENDED DECEMBER 31, 2013, 2013 AND 2011
Expressed in U.S. dollars

	2013	2012	2011
Net (loss) income	$(122,206,027)	$(90,622,558)	$8,570,179
Other comprehensive (loss) income:
Foreign currency translation gain	3,935,117	2,128,770	8,903,913
Comprehensive (loss) income	(118,270,908)	(88,493,788)	17,474,092
Comprehensive loss (income) attributable to the non-controlling interest	2,293,247	749,085	(964,475)
Comprehensive (loss) income attributable to the Company	$(115,977,661)	$(87,744,703)	$16,509,617

CHINA INFORMATION TECHNOLOGY, INC
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
YEARS ENDED DECEMBER 31, 2013, 2012 AND 2011
Expressed in U.S. dollars (Except for share amounts)

								Accumulated
	Common stock		Treasury stock		Additional			other	Non
	Par value $0.01		Par value $0.01		Paid-in		Retained	comprehensive	controlling
	Shares	Amount	Shares	Amount	Capital	Reserve	Earnings	income	interest	Total
BALANCE AS AT JANUARY 1, 2011	26,030,894	$255,115	(3,000)	$(11,468)	$92,294,350	$12,968,985	$90,240,665	$11,325,040	$18,503,007	$225,575,694

Purchase of treasury stock	-	-	(357,627)	(684,046)	-	-	-	-	-	(684,046)
Common stock issued upon the settlement of earn-out target	344,353	6,887	-	-	957,303	-	-	-	-	964,190
Stock-based compensation	125,000	2,500	-	-	1,142,499	-	-	-	-	1,144,999
Common stock released upon achieving earn-out target	165,289	3,306	-	-	1,719,006	-	-	-	-	1,722,312
Common stock issued on conversion of shareholder's loan	925,926	18,518	-	-	4,981,482	-	-	-	-	5,000,000
Net income for the year	-	-	-	-	-	-	7,909,398	-	660,781	8,570,179
Foreign currency translation gain	-	-	-	-	-	-	-	8,600,219	303,694	8,903,913
Imputed interests in relation to shareholder's loan	-	-	-	-	166,667	-	-	-	-	166,667
Changes in an ownership interest in Zhongtian	-	-	-	-	-	-	(1,029,896)	-	1,029,896	-
Capital injection to Zhongtian by minority shareholders	-	-	-	-	-	-	-	-	1,175,778	1,175,778
Transfer to reserve	-	-	-	-	-	1,519,548	(1,519,548)	-	-	-

BALANCE AS AT DECEMBER 31,2011	27,591,462	$286,326	(360,627)	$(695,514)	$101,261,307	$14,488,533	$95,600,619	$19,925,259	$21,673,156	$252,539,686

Purchase of treasury stock	-	-	(223,604)	(315,577)	-	-	-	-	-	(315,577)
Rounding impact of share changes due to one for two reverse stock split of common stock	377	-	-	-	-	-	-	-	-	-
Net loss for the year	-	-	-	-	-	-	(89,630,508)	-	(992,050)	(90,622,558)
Foreign currency translation gain	-	-	-	-	-	-	-	1,885,805	242,965	2,128,770
Transfer to reserve	-	-	-	-	-	44,054	(44,054)	-	-	-
Capital injection by minority shareholders to Zhongtian	-	-	-	-	-	-	-	-	283,612	283,612
Changes in a parent's ownership interest in Zhongtian	-	-	-	-	-	-	(122,034)	-	122,034	-

BALANCE AS AT DECEMBER 31,2012	27,591,839	$286,326	(584,231)	$(1,011,091)	$101,261,307	$14,532,587	$5,804,023	$21,811,064	$21,329,717	$164,013,933

Purchase of treasury stock	-	-	(641,080)	(3,803,684)	-	-	-	-	-	(3,803,684)
Issuance of common stock to employees for cash	3,000,000	30,000	-	-	8,970,000		-	-	-	9,000,000
Reclassification of common stock to temporary equity		(7,250)	-	-	(2,167,750)		-	-	-	(2,175,000)
Stock based compensation	-	-	-	-	6,900,000		-	-	-	6,900,000
Net loss for the year	-	-	-	-	-	-	(119,236,823)		(2,969,204)	(122,206,027)
Foreign currency translation gain	-	-	-	-	-	-	-	3,259,162	675,957	3,935,119
Transfer to reserve	-	-	-	-	-	96,782	(96,782)		-	-
Changes in Parent's Ownership Interests in Zhongtian	-	-	-	-	-	-	211,410	-	(211,410)	-
Purchase of shares by iASPEC from minority shareholders in Zhongtian (Note 1)	-	-	-	-	-	-	-	-	(381,420)	(381,420)
Changes in Parent's Ownership Interests in Geo	-	-	-	-	-	-	(195,594)	-	195,594	-
Capital injection by minority shareholders to Geo	-	-	-	-	705,087	-	-	-	2,016,442	2,721,529

BALANCE AS AT DECEMBER 31,2013	30,591,839	$309,076	(1,225,311)	$(4,814,775)	$115,668,644	$14,629,369	$(113,513,766)	$25,070,226	$20,655,676	$58,004,450

CHINA INFORMATION TECHNOLOGY, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
YEARS ENDED DECEMBER 31, 2013, 2012 AND 2011
Expressed in U.S. dollars

	2013	2012	2011
OPERATING ACTIVITIES
Net (loss) income	$(122,206,027)	$(90,622,558)	$8,570,179
Adjustments to reconcile net (loss income to net cash provided by operating activities:
Provision for losses on accounts receivable and other current assets	68,212,239	27,882,120	4,072,406
Impairment of property, plant and equipment	29,976,990	11,809,432	-
Depreciation	8,114,611	11,532,635	10,853,984
Stock-based compensation	6,900,000	-	-
Amortization of intangible assets and land use rights	2,486,809	2,292,518	1,757,655
Loss on disposal of intangible assets	-	69,319	-
Change in deferred income tax	1,501,645	306,838	(1,694,374)
Provision for obsolete inventories	887,525	2,235,574	4,627,598
Loss on disposal of property and equipment, net	89,885	2,915,708	578,265
Change in fair value of contingent consideration	-	-	(1,481,756)
Impairment of intangible assets and goodwill	2,008,249	26,832,255	-
Impairment of long-term investment	-	-	1,002,755
Imputed interest on shareholder's loan	-	-	166,667

Changes in operating assets and liabilities
Increase (decrease) in other payables and accrued expenses and other liabilities	4,294,228	(64,095)	1,245,553
Increase (decrease) in amounts due to/from related parties	1,629,891	(1,825,311)	(401,392)
Decrease (increase) in restricted cash	942,495	250,306	(2,772,004)
Decrease (increase) in inventories	773,293	3,579,538	(6,171,310)
Increase (decrease) in advances from customers	740,933	(2,700,713)	(1,329,076)
Decrease (increase) in accounts receivable	510,419	(7,460,031)	(4,538,402)
(Decrease) increase in accounts payable and bills payable	(11,124,374)	7,175,522	7,101,150
(Increase) decrease in advances to suppliers	(2,352,897)	(1,551,504)	3,973,915
Increase in other receivables and prepaid expenses	(4,711,757)	(2,031,433)	(8,944,900)
(Decrease) increase in income tax payable	(51,697)	106,370	(275,586)
Net cash (used in) provided by operating activities	(11,377,540)	(9,267,510)	16,341,327

INVESTING ACTIVITIES
Deposit refunded (for purchase) of land use rights	1,437,368	(47,561)	-
Proceeds from sale of property and equipment	226,369	18,549	-
Capitalized and purchased software development costs	(2,472,624)	(2,159,866)	(1,850,595)
Purchases of property and equipment	(2,041,270)	(778,691)	(16,776,095)
Investment in Zhongtian	(378,144)	-	-
Dividends received from Xiamen Yili Geo Information Technology Co., Ltd.	-	79,268	-
Purchase of land use rights	-	(2,513,648)	-
Investment in Hubei Information Science and Technology	-	(158,600)	-
Net cash used in investing activities	(3,228,301)	(5,560,549)	(18,626,690)

FINANCING ACTIVITIES
Borrowings under short-term loans	107,825,953	99,000,812	87,474,985
Common stock issued for cash	9,000,000	-	-
Capital injection by minority shareholders	2,585,600	283,612	1,157,551
Decrease (increase) in restricted cash in relation to bank borrowings	(619,509)	2,042,836	(1,048,220)
Repayment of short-term loans	(101,276,350)	(89,499,942)	(87,299,684)
Repayment of long-term loans	(147,923)	(35,576)	(1,769,920)
Borrowings under long-term loans	350,534	-	-

Repurchase of common stock	(3,000,000)	(315,577)	(684,046)
Net cash provided (used in) by financing activities	14,718,305	11,476,165	(2,169,334)
Effect of exchange rate changes on cash and cash equivalents	223,130	80,258	307,474

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	335,594	(3,271,636)	(4,147,223)
CASH AND CASH EQUIVALENTS, BEGINNING	10,747,998	14,019,634	18,166,857
CASH AND CASH EQUIVALENTS, ENDING	$11,083,592	$10,747,998	$14,019,634
Supplemental disclosure of cash flow information:
Cash paid during the year
Income taxes	$405,948	$493,378	$2,708,313
Interest	$5,537,477	$4,537,517	$2,725,058